SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sohu.com Limited

(As successor to Sohu.com Inc.)

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

83410S108

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO. 83410S108	13D	PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 293,700 Ordinary Shares
	8.	SHARED VOTING POWER 8,135,696 Ordinary Shares
	9.	SOLE DISPOSITIVE POWER 293,700 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 8,135,696 Ordinary Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,429,396 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 83410S108	13D	PAGE 3 OF 6 PAGES

Amendment No. 7 to Schedule 13D

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D relating to shares of the Common Stock of Sohu.com Inc., a Delaware corporation (“Sohu Delaware”), filed by Dr. Charles Zhang (“Dr. Zhang”) with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), by Amendment No. 3 filed with the SEC on December 14, 2015 (“Amendment No. 3”), by Amendment No. 4 filed with the SEC on June 20, 2016 (“Amendment No. 4”), by Amendment No. 5 filed with the SEC on May 30, 2017 (“Amendment No. 5”), and by Amendment No. 6 filed with the SEC on February 1, 2018 (“Amendment No. 6”) . The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, is hereinafter referred to as the “Initial Statement.”

Item 1.	Security and Issuer

The class of equity securities to which this Amendment relates is the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Sohu.com Limited, a Cayman Islands company (the “Issuer”). The Issuer is the successor issuer to Sohu Delaware (CUSIP No. 83408W103) pursuant to Rule 12g-3 under the Act, as described in a Form 6-K submitted to the SEC by the Issuer on May 31, 2018.

The principal executive offices of the Issuer are located at Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

Dr. Zhang is one of the Directors of Photon Group Limited, a British Virgin Islands corporation (“Photon”), and may be deemed to beneficially own an aggregate of 8,135,696 Ordinary Shares beneficially owned by Photon. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such Ordinary Shares. Dr. Zhang disclaims beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest in such Ordinary Shares. The following are transactions by Photon in shares of the Common Stock of Sohu Delaware and in Ordinary Shares of the Issuer that have occurred since the filing of the Initial Statement:

•	During April and May of 2018, Photon purchased on the open market an aggregate of 365,440 shares of the Common Stock of Sohu Delaware, consisting of (i) 96,225 shares of the Common Stock purchased on April 30, 2018 for a purchase price of $30.60 per share; (ii) 32,715 shares of the Common Stock purchased on May 1, 2018 for a purchase price of $31.76 per share; (iii) 50,000 shares of the Common Stock purchased on May 8, 2018 for a purchase price of $35.51 per share; (iv) 50,000 shares of the Common Stock purchased on May 9, 2018 for a purchase price of $35.16 per share; (v) 10,000 shares of the Common Stock purchased on May 10, 2018 for a purchase price of $35.98 per share; (vi) 10,000 shares of the Common Stock purchased on May 11, 2018 for a purchase price of $36.08 per share; (vii) 10,000 shares of the Common Stock purchased on May 14, 2018 for a purchase price of $36.96 per share; (viii) 6,500 shares of the Common Stock purchased on May 15, 2018 for a purchase price of $35.86 per share; (ix) 10,000 shares of the Common Stock purchased on May 16, 2018 for a purchase price of $36.86 per share; (x) 10,000 shares of the Common Stock purchased on May 17, 2018 for a purchase price of $36.70 per share; (xi) 30,000 shares of the Common Stock purchased on May 18, 2018 for a purchase price of $36.23 per share; (xii) 10,000 shares of the Common Stock purchased on May 21, 2018 for a purchase price of $36.93 per share; (xiii) 20,000 shares of the Common Stock purchased on May 23, 2018 for a purchase price of $36.54 per share; and (xiv) 20,000 shares of the Common Stock purchased on May 24, 2018 for a purchase price of $37.11 per share (collectively, the “April & May 2018 Purchases”).

CUSIP NO. 83410S108	13D	PAGE 4 OF 6 PAGES

•	During June 2018, Photon purchased on the open market an aggregate of 47,346 Ordinary Shares of the Issuer, each represented by one American depositary share (“ADS”), consisting of (i) 10,000 ADSs purchased on June 1, 2018 for a purchase price of $37.39 per ADS; (ii) 20,000 ADSs purchased on June 4, 2018 for a purchase price of $39.63 per ADS; and (iii) 17,436 ADSs purchased on June 5, 2018 for a purchase price of $39.87 per ADS (collectively, the “June 2018 Purchases”).

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon made the April & May 2018 Purchases and June 2018 Purchases for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Dr. Zhang beneficially owns or may be deemed to beneficially own 8,429,396 Ordinary Shares1.

[1]	Includes (i) 68,700 Ordinary Shares held directly by Dr. Zhang or represented by ADSs held by Dr. Zhang; (ii) 225,000 Ordinary Shares issuable upon the exercise of share options held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment; and (iii) 8,135,696 Ordinary Shares held directly by Photon or represented by ADSs held by Photon. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 8,135,696 Ordinary Shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such 8,135,696 Ordinary Shares, and disclaims beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest in such Ordinary Shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date of this Amendment, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 83410S108	13D	PAGE 5 OF 6 PAGES

Percent of Class: 21.5%

The foregoing percentage is calculated based on 38,933,038 Ordinary Shares of the Issuer outstanding as of May 31, 2018 as reported in the Issuer’s Form 6-K submitted to the SEC on May 31, 2018.

(b)	Number of shares as to which Dr. Zhang has:

(i)	sole power to vote or to direct the vote: 293,700 Ordinary Shares.

(ii)	shared power to vote or to direct the vote: 8,135,696 Ordinary Shares.

(iii)	sole power to dispose or to direct the disposition of: 293,700 Ordinary Shares.

(iv)	shared power to dispose or to direct the disposition of: 8,135,696 Ordinary Shares.

(c)	The following transactions have been effected during the past 60 days:

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 83410S108	13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8 , 2018

/s/ Charles Zhang
Charles Zhang